Filing Pursuant to Rule 424(b)5
Registration File No. 333-159145

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock	7,475,000	$28.75	$214,906,250	$15,323

(1)	Assumes exercise in full of the underwriters’ option to purchase up to 975,000 additional shares of common stock to cover overallotments, if any.
(2)	Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

PROSPECTUS SUPPLEMENT

(To prospectus dated October 9, 2009)

6,500,000 Shares

Common Stock

We are offering 6,500,000 shares of common stock.

Our common stock trades on the New York Stock Exchange, or NYSE, under the symbol “HTS.” On September 20, 2010, the last sale price of our common stock as reported on the NYSE was $30.68 per share.

To preserve our status as a real estate investment trust, or REIT, for U.S. federal income tax purposes, we impose restrictions on the ownership and transfer of our common stock. See “Description of Common Stock—Restrictions on Ownership and Transfer” in the accompanying prospectus.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-7 of this prospectus supplement and on page 7 of our Annual Report on Form 10-K for the year ended December 31, 2009.

	Per Share	Total
Public offering price	$28.75	$186,875,000
Underwriting discount	$1.2218	$7,941,700
Proceeds, before expenses, to us	$27.5282	$178,933,300

The underwriters may also purchase up to an additional 975,000 shares of common stock from us, at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about September 24, 2010.

BofA Merrill Lynch	Keefe, Bruyette & Woods	Deutsche Bank Securities

JMP Securities

The date of this prospectus supplement is September 21, 2010.

Prospectus Supplement

Prospectus

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference in the accompanying prospectus. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. If anyone provides you with different, inconsistent or unauthorized information or representations, you must not rely on them. This prospectus supplement and the accompanying prospectus are an offer to sell only the securities offered by these documents, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus or incorporated by reference in the accompanying prospectus is current only as of the respective dates of those documents or the dates that are specified therein.

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information. If there is any inconsistency between information in or incorporated by reference into the accompanying prospectus and information in this prospectus supplement, you should rely only on the information contained in this prospectus supplement.

This prospectus supplement does not contain all of the information that is important to you. You should read the accompanying prospectus as well as the documents incorporated by reference in the accompanying prospectus. Unless the context otherwise requires, in this prospectus supplement, the terms “we,” “our company,” “our” and “us” refer to Hatteras Financial Corp. Unless expressly stated otherwise, the information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option. See “Underwriting.”

FORWARD-LOOKING STATEMENTS

Statements contained in this prospectus supplement and the accompanying prospectus, including the documents that are incorporated by reference in the accompanying prospectus, that are not historical facts are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Also, when we use any of the words “believe,” “will,” “expect,” “anticipate,” “intend,” “plan,” “estimate,” or similar expressions, we are making forward-looking statements. In part, we have based these forward-looking statements on possible or assumed future results of our operations. These are forward-looking statements and not guaranteed. They are based on our present intentions and on our present expectations and assumptions. These statements, intentions, expectations and assumptions involve risks and uncertainties, some of which are beyond our control, that could cause actual results or events to differ materially from those we anticipate or project. Prospective purchasers should not place undue reliance on these forward-looking statements, as events described or implied in such statements may not occur. We undertake no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and may not contain all of the information that may be important to you. You should read this entire prospectus supplement and the accompanying prospectus carefully, as well as the documents incorporated by reference into the accompanying prospectus, before making an investment decision.

Our Company

We are an externally-managed mortgage REIT that invests in adjustable-rate single-family residential mortgage pass-through securities, or ARMs, and hybrid ARMs guaranteed or issued by a U.S. Government agency (such as the Government National Mortgage Association, also known as Ginnie Mae), or by a U.S. Government-sponsored entity (such as the Federal National Mortgage Association, also known as Fannie Mae, and the Federal Home Loan Mortgage Corporation, also known as Freddie Mac). We refer to these ARMs and hybrid ARMs as “agency securities.”

We have financed our investments in agency securities with the net proceeds from our common stock offerings and borrowings under repurchase agreements. At June 30, 2010, we owned approximately $6.8 billion of agency securities, and our total repurchase agreement indebtedness was approximately $6.0 billion.

We are externally managed and advised by our manager, Atlantic Capital Advisors LLC.

We are organized and conduct our operations to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, and generally are not subject to federal taxes on our income to the extent we currently distribute our income to our shareholders and maintain our qualification as a REIT.

Our principal executive officers are located at 110 Oakwood Drive, Suite 340, Winston Salem, North Carolina 27103, and our telephone number is (336) 760-9331. Our website is www.hatfin.com. The information on our website is not, and should not be interpreted to be, part of this prospectus.

Recent Developments

On September 20, 2010, our Board of Directors declared a cash dividend of $1.10 per share of common stock for the quarter ended September 30, 2010, which is payable on October 22, 2010, to shareholders of record as of September 30, 2010. Purchasers of common stock in this offering will receive the cash dividend payable on October 22, 2010.

Subsequent to June 30, 2010, we sold 1,133,100 shares of our common stock pursuant to our at-the-market offering program at an average price of $29.43 per share, raising net proceeds, after sales commissions and fees, of approximately $32.8 million.

Our Strategy

Our principal goal is to generate net income for distribution to our shareholders, through regular quarterly dividends, from the difference between the interest income on our investment portfolio and the interest costs of our borrowings and hedging activities, which we refer to as our net interest income, and other expenses. In general, our strategy is to manage interest rate risk while trying to eliminate any exposure to credit risk. We believe that the best approach to generating a positive net interest income is to manage our liabilities in relation to the interest rate risks of our investments. To help achieve this result, we employ repurchase financing, generally short-term, and combine our financings with hedging techniques, primarily interest rate swaps. We may, subject to maintaining our REIT qualification, also employ other hedging techniques from time to time, including interest rate caps, floors and swap options to protect against adverse interest rate movements.

We focus on agency securities consisting of hybrid ARMs with short effective durations, which we believe reduces the impact of changes in interest rates on the market value of our portfolio and on our net interest income. However, because our investments vary in interest rate, prepayment speed and maturity, the leverage or borrowings that we employ to fund our asset purchases will never exactly match the terms or performance of our assets, even after we have employed our hedging techniques. Based on our manager’s experience, we believe the interest rates of our assets will change more slowly than the corresponding short-term borrowings used to finance our assets. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income and shareholders’ equity.

Our manager’s approach to managing our portfolio is to take a longer term view of assets and liabilities; accordingly, our periodic earnings and mark-to-market valuations at the end of a period will not significantly influence our strategy of providing stable cash distributions to shareholders over the long term. Our manager has invested and seeks to invest in agency securities that it believes are likely to generate attractive risk-adjusted returns on capital invested, after considering (1) the amount and nature of anticipated cash flows from the asset, (2) our ability to borrow against the asset, (3) the capital requirements resulting from the purchase and financing of the asset, and (4) the costs of financing, hedging, and managing the asset.

Our Assets

Since our formation, all of our invested assets have been in agency securities, and we currently intend that our investment assets will continue to be agency securities. These agency securities principally consist of whole-pool, pass-through certificates that are backed by ARMs and hybrid ARMs that have principal and interest payments guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac. ARMs have interest rates that reset monthly, quarterly and annually, based on the 12-month moving average of the one-year constant maturity U.S. Treasury rate or the London Interbank Offered Rate. Hybrid ARMs have interest rates that are fixed for a longer initial period (typically three, five, seven or 10 years) and, thereafter, generally adjust annually to an increment over a pre-determined interest rate index.

Effect of the U.S. Federal Reserve’s Agency Securities Purchase Program

Historical market prices for our targeted assets were affected by the U.S. Federal Reserve’s program to purchase agency securities, which commenced January 2009 and terminated on March 31, 2010. In total, approximately $1.25 trillion of agency securities were purchased. While the purchases have ended, the program continues to effect market supply for agency securities, as the U.S. Federal Reserve settles short sales and failed purchases. In addition, through the course of 2009, the U.S. Treasury purchased approximately $250 billion of agency securities. One effect of these purchases has been an increase in the prices of agency securities, which decreased our historical net interest margin. When the purchase programs terminated, market expectations were that the termination might cause a decrease in demand for the securities, thereby reducing their market price. So far, however, we continue to witness strong demand, as agencies securities remain desirable assets in the current, rather volatile economic environment. It is difficult to quantify the ultimate impact to us of the U.S. Federal Reserve’s program, as there are many factors simultaneously at work that affect the price of our agency securities and, therefore, our yield and book value. We believe the greatest risk of the purchase programs may be that if the U.S. Government elects to sell significant portions of its agency securities portfolio, meaningful price declines may result.

Our Borrowings

We borrow against our agency securities using repurchase agreements. Our borrowings generally have maturities that range from one month to one year, although occasionally we may enter into longer dated borrowing agreements to more closely match the rate adjustment period of our securities. Our total repurchase indebtedness was approximately $6.0 billion at June 30, 2010, including four longer-term repurchase agreements, which we define as repurchase agreements with maturities of greater than three months, totaling approximately $300.0 million. Depending on market conditions, we may enter into additional repurchase arrangements with similar longer-term maturities or a committed borrowing facility. We intend that our borrowings will generally be between eight and 12 times the amount of our shareholders’ equity. The level of our borrowings may vary periodically depending on market conditions. Despite credit market events from the last two years, we believe agency securities will continue to be eligible for financing in the repurchase agreement market.

Our Hedging

Our hedging strategies are designed to reduce the impact on our income and shareholders’ equity caused by the potential adverse effects of changes in interest rates on our assets and liabilities. Subject to complying with REIT requirements, we use hedging techniques to mitigate the risk of adverse changes in interest rates on the value of our assets as well as the differences between the interest rate adjustments on our assets and borrowings. These techniques primarily consist of entering into interest rate swap agreements and may also include entering into interest rate cap or floor agreements, purchasing or selling futures contracts, purchasing put and call options on securities or securities underlying futures contracts, or entering into forward rate agreements. We intend to limit our use of hedging instruments to only those techniques described above and to enter into hedging transactions only with counterparties that we believe have a strong credit rating to help mitigate the risk of counterparty default or insolvency.

We record our derivative and hedge transactions in accordance with generally accepted accounting principles in the United States, or GAAP. If we fail to qualify for hedge accounting treatment as prescribed by this accounting standard, our operating results may suffer because losses on the derivatives we enter into may not be offset by changes in the fair value or cash flows of the related hedged transaction. Consequently, any declines in the hedged interest rates would result in a charge to earnings.

Our Manager

We believe our relationship with our manager, Atlantic Capital Advisors LLC, enables us to leverage our manager’s infrastructure, business relationships and management expertise to execute our investment strategy effectively. We believe that our manager’s expertise in mortgage REIT operations, agency securities, and the mortgage-backed securities and leveraged finance markets enhances our ability to acquire assets opportunistically and to finance those assets in a manner designed to generate consistent risk-adjusted returns for our shareholders.

Pursuant to the terms of the management agreement, our manager provides us with our management team, including a chief executive officer and a chief financial officer (each of whom also serves as an officer of our manager) along with appropriate support personnel. Our manager is responsible for our operations and the performance of all services and activities relating to the management of our assets and operations, subject to the direction of our board of directors.

Atlantic Capital Advisors LLC manages both our company and ACM Financial Trust, or ACM, a privately-held mortgage REIT founded in 1998. Michael R. Hough, our chief executive officer, is also the chief executive officer of our manager and ACM. Our president Benjamin M. Hough, chief financial officer Kenneth A. Steele, co-chief investment officer William H. Gibbs, Jr., and co-chief investment officer Frederick J. Boos, II are all also executives of our manager and of ACM.

Selected Financial Data

The following table sets forth our selected historical operating and financial data. The selected historical operating and financial data for the years ended December 31, 2009 and 2008, the period from September 19, 2007 (Date of Inception) to December 31, 2007 and for the six months ended June 30, 2010 and 2009 have been derived from our historical financial statements.

The information presented below is only a summary and does not provide all of the information contained in our historical financial statements, including the related notes. You should read the information below in conjunction with our financial statements and accompanying notes included in our quarterly report on Form 10-Q for the quarter ended June 30, 2010 as well as our annual report on Form 10-K for the year ended December 31, 2009.

	Six months ended		Year ended December 31, 2009	Year ended December 31, 2008	Period from September 19, 2007 to December 31, 2007
	June 30, 2010	June 30, 2009
	(unaudited)
	(in thousands, except per share amounts)
Balance Sheet Data (at period end)
Total Assets	$7,120,463	$6,935,113	$7,416,402	$5,460,326	$1,646,388
Long Term Repurchase Agreements	$100,000	$300,000	$300,000	$400,000	$100,000
Total Liabilities	$6,154,844	$6,069,909	$6,484,689	$4,724,039	$1,481,032

Statement of Income Data
Interest Income	$132,957	$137,641	$283,115	$198,372	$7,296
Interest Expense	(47,117)	(49,297)	(96,267)	(104,481)	(5,332)

Net Interest Income	85,840	88,344	186,848	93,891	1,964
Gain on sale of mortgage-backed securities	1,044	-	-	-	-

Operating Expenses	(6,338)	(6,039)	(12,448)	(8,714)	(716)
Provision for Claim Receivable	-	-	-	(6,048)	-

Net Income	$80,546	$82,305	$174,400	$79,129	$1,248

Earnings per share - common stock, basic and diluted	$2.21	$2.27	$4.82	$3.48	$0.15
Weighted average shares outstanding	36,427	36,192	36,196	22,759	8,368
Cash dividends declared per common share	$2.30	$2.15	$4.50	$3.49	$-

Key Portfolio Statistics*
Average MBS (1)	$6,661,653	$5,721,944	$6,088,084	$3,877,007	$846,454
Average Repurchase Agreements (2)	$6,157,265	$5,173,433	$5,555,212	$3,524,028	$831,636
Average Equity (3)	$941,969	$817,024	$875,914	$465,966	$158,102
Average Portfolio Yield (4)	3.97%	4.80%	4.64%	5.06%	5.50%
Average Cost of Funds (5)	1.53%	1.91%	1.73%	2.96%	4.71%

	Six months ended		Year ended December 31, 2009	Year ended December 31, 2008	Period from September 19, 2007 to December 31, 2007
	June 30, 2010	June 30, 2009
	(unaudited)
	(in thousands, except per share amounts)
Interest Rate Spread (6)	2.44%	2.89%	2.91%	2.10%	0.79%
Return on Average Equity (7)	17.10%	20.37%	19.91%	16.98%	5.00%
Average Annual Portfolio Repayment Rate (8)	40.52%	16.79%	19.79%	10.04%	3.50%
Debt to Equity (at period end) (9)	6.2:1	6.4:1	6.8:1	6.1:1	8.9:1
Debt to Additional Paid in Capital (at period end) (10)	7.4:1	7.1:1	8.2:1	5.9:1	9.4:1

*	Average numbers for each period are weighted based on days on our books and records. All percentages are annualized.
(1)	Our daily average investment in agency mortgage-backed securities, or MBS, was calculated by dividing the sum of our daily agency MBS investments during the period by the number of days in the period.
(2)	Our daily average balance outstanding under our repurchase agreements was calculated by dividing the sum of our daily outstanding balances under our repurchase agreements during the period by the number of days in the period.
(3)	Our daily average shareholders’ equity was calculated by dividing the sum of our daily shareholders’ equity during the period by the number of days in the period.
(4)	Our average portfolio yield was calculated by dividing our interest income, net of amortization, by our average agency MBS.
(5)	Our average cost of funds was calculated by dividing our total interest expense (including hedges) by our average balance outstanding under our repurchase agreements.
(6)	Our interest rate spread was calculated by subtracting our average cost of funds from our average portfolio yield.
(7)	Our return on average equity was calculated by dividing net income by average equity.
(8)	Our average annual principal repayment rate was calculated by dividing our total principal payments received during the year (scheduled and unscheduled) by our average MBS.
(9)	Our debt to equity ratio was calculated by dividing the amount outstanding under our repurchase agreements at period end by total shareholders’ equity at period end.
(10)	Our debt to additional paid in capital ratio was calculated by dividing the amount outstanding under our repurchase agreements at period end by additional paid in capital at period end.

The Offering

Common stock offered	6,500,000 shares

Shares outstanding after the offering	45,110,170 shares(1)

NYSE symbol	HTS

Use of proceeds	We expect to use the net proceeds of this offering to acquire agency securities, primarily three-year, five-year and seven-year hybrid ARMs. We expect then to borrow against the agency securities through repurchase agreements and use the proceeds of the borrowings to acquire additional agency securities. We may also use net proceeds for general working capital purposes.

Risk factors	See “Risk Factors” on page S-7 and in the documents we incorporate by reference into the accompanying prospectus for a discussion of factors you should consider carefully before investing in our common stock.

(1)	The number of shares to be outstanding after this offering as shown above is based on 38,610,170 shares of our common stock outstanding as of September 17, 2010.

RISK FACTORS

Investing in our shares of common stock involves a high degree of risk. Please see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2009, which are incorporated by reference into the accompanying prospectus. Such risks are not the only risks that we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect us. The risks described could affect our business, financial condition or results of operations. In such a case, you may lose all or part of your original investment. You should carefully consider the risks described in our Annual Report on Form 10-K for the year ended December 31, 2009, as well as other information and data set forth in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference therein before making an investment decision with respect to the shares of our common stock.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from the sale of 6,500,000 shares of our common stock in this offering will be approximately $178,733,300 (or approximately $205,573,295 if the underwriters fully exercise the overallotment option) after deducting the underwriting discount of approximately $7,941,700 (or approximately $9,132,955 if the underwriters fully exercise the overallotment option), and estimated offering expenses of approximately $200,000 payable by us.

We expect to use the net proceeds of this offering to acquire agency securities, primarily three-year, five-year and seven-year hybrid ARMs. We expect then to borrow against the agency securities through repurchase agreements and use the proceeds of the borrowings to acquire additional agency securities. We may also use net proceeds for general working capital purposes. We do not intend to use the proceeds from this offering to fund our most recently declared quarterly dividend. However, if we later decide to fund a portion of the dividend with the net proceeds from this offering, to the extent we do so, a portion of the dividend payment may be treated as a return of capital to our shareholders and we will have less funds available to invest in agency securities.

Pending these uses, we intend to maintain the net offering proceeds in interest-bearing, short-term, marketable investment grade securities or money market accounts or (interest or non-interest bearing) checking (or escrow) accounts that are consistent with our intention to qualify as a REIT. These investments may include, for example, government securities other than agency securities, certificates of deposit and interest-bearing bank deposits.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain additional federal income tax considerations with respect to the ownership of our common stock. This summary supplements and should be read together with “Federal Income Tax Considerations,” beginning on page 22 of the accompanying prospectus.

The recently enacted Health Care and Education Reconciliation Act of 2010, effective for taxable years beginning after December 31, 2012, imposes a new 3.8% Medicare tax on certain domestic shareholders who are individuals, estates or trusts and whose income exceeds certain thresholds. This new tax will apply to dividends and capital gains from the sale or other disposition of our common stock, subject to certain exceptions. Prospective investors are encouraged to consult their own tax advisors regarding the possible implications of this recently enacted legislation on the ownership and disposition of our common stock.

On March 18, 2010, President Obama signed the Hiring Incentives to Restore Employment Act, or the Hire Act, into law. The HIRE Act added a new chapter 4 to the Code. Effective for payments made after December 31, 2012, chapter 4 generally requires us or our paying agent (in its capacity as such) to deduct and withhold a tax equal to 30% on dividends in respect of our common stock made to a foreign financial institution or non-financial foreign entity, and requires any person having the control, receipt, custody, disposal, or payment of any gross proceeds of sale or other disposition of our common stock to deduct and withhold a tax equal to 30% of any such proceeds, unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners), and (ii) in the case of a non-financial foreign entity, such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity (or stating that the entity does not have U.S. owners). Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. We will not make any additional distributions to shareholders in respect of any amounts that are withheld. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on the ownership and disposition of our common stock.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated and Keefe, Bruyette & Woods, Inc. are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	2,112,500
Keefe, Bruyette & Woods, Inc.	2,112,500
Deutsche Bank Securities Inc.	1,625,000
JMP Securities LLC	650,000

Total	6,500,000

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $.73 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$28.75	$186,875,000	$214,906,250
Underwriting discount	$1.2218	$7,941,700	$9,132,955
Proceeds, before expenses, to us	$27.5282	$178,933,300	$205,773,295

The expenses of the offering, not including the underwriting discount, are estimated at $200,000 and are payable by us.

Overallotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus supplement, to purchase up to 975,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our manager have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 90 days after the date of this prospectus supplement without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Keefe, Bruyette & Woods, Inc. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly.

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to our company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

The shares are listed on the NYSE under the symbol “HTS.”

Price Stabilization, Short Positions

Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of our common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ overallotment option described above. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute the prospectus supplement and the accompanying prospectus by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of its Internet subscription customers and may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus supplement and the accompanying prospectus are available on Internet web sites maintained by certain of the underwriters. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on such underwriter’s web site is not part of this prospectus supplement or the accompanying prospectus.

Other Relationships

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Keefe, Bruyette & Woods, Inc., Deutsche Bank Securities Inc. and some of the other underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. As of June 30, 2010, we have repurchase agreement indebtedness totaling approximately $535.7 million and 11 interest rate swap agreements with an aggregate notional amount of $1.1 billion with an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated. In addition, as of June 30, 2010, we have repurchase agreement indebtedness totaling approximately $419.9 million and eight interest rate swap agreements with an aggregate notional amount of $800 million with an affiliate of Deutsche Bank Securities Inc.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this Prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(A)	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(B)

in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

This document as well as any other material relating to the securities which are the subject of the offering contemplated by this prospectus supplement (the “shares”) does not constitute an issue prospectus pursuant to Articles 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document as well as any other material relating to the shares is personal and confidential and does not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The securities to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

EXPERTS

The financial statements of Hatteras Financial Corp. appearing in Hatteras Financial Corp.’s Annual Report on Form 10-K for the year ended December 31, 2009 and the effectiveness of Hatteras Financial Corp.’s internal control over financial reporting as of December 31, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated into the accompanying prospectus by reference. Such financial statements are incorporated therein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

Certain legal matters will be passed upon for us by DLA Piper LLP (US) and for the underwriters by Hunton & Williams LLP.

Common Stock

Preferred Stock

Depositary Shares

Warrants

This prospectus describes equity securities that Hatteras Financial Corp. may from time to time issue and sell. We may offer and sell common stock, preferred stock, depositary shares or warrants. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

This prospectus describes some of the general terms that may apply to these securities. We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities that we offer in the future. If any agents or underwriters are involved in the sale of any of these securities, the applicable prospectus supplement will set forth the names of the agents or underwriters and any applicable fees, commissions or discounts. Our net proceeds from the sale of the securities will also be set forth in the applicable prospectus supplement. You should read this prospectus, the applicable prospectus supplement and other offering materials carefully before you invest.

Our common stock is listed on the New York Stock Exchange under the symbol “HTS.”

You should carefully read and consider the risk factors contained in our most recent annual report on Form 10-K, as updated and supplemented by our periodic reports and other information that we file with the Securities and Exchange Commission, before you invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 9, 2009.

You should rely only on the information contained in this prospectus and the accompanying prospectus supplement or incorporated by reference in these documents. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained or incorporated by reference in this prospectus or the accompanying prospectus supplement. If anyone provides you with different, inconsistent or unauthorized information or representations, you must not rely on them. This prospectus and the accompanying prospectus supplement are an offer to sell only the securities offered by these documents, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or any prospectus supplement is current only as of the date on the front of those documents.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a shelf registration statement. Under this shelf registration statement, we may offer and sell any combination of our common stock, preferred stock, depositary shares or warrants in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may add, update or change information contained in this prospectus. Before you buy any of our securities, it is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference.”

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any documents filed by us at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room. Our filings with the SEC are also available to the public through the SEC’s Internet site at www.sec.gov. In addition, since our common stock is listed on the New York Stock Exchange, you can read our SEC filings at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. Wherever a reference is made in this prospectus to a contract or other documents of ours, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s public reference room in Washington, D.C., as well as through the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement that we have filed with the SEC. The SEC allows us to “incorporate by reference” the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus from the date we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the date that the offering of the securities by means of this prospectus is terminated will automatically update and, where applicable, supersede any information contained in this prospectus or incorporated by reference in this prospectus. We incorporate by reference into this prospectus the following documents or information filed with the SEC (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	our Annual Report on Form 10-K for the year ended December 31, 2008;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•	the description of our common stock included in our Registration Statement on Form 8-A dated April 23, 2008; and

•

all documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, on or after the date of this prospectus and before the termination of this offering.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon his or her written or oral request, a copy of any or all documents that have been or may be incorporated by reference into this prospectus, excluding exhibits to those documents unless they are specifically incorporated by reference into those documents. You may request those documents from us by contacting: Chief Financial Officer, Hatteras Financial Corp., 110 Oakwood Drive, Suite 340, Winston Salem, North Carolina 27103, Telephone: (336) 760-9331. We also maintain an Internet site at www.hatfin.com at which there is additional information about our business, but the contents of that site are not incorporated by reference into, and are not otherwise a part of, this prospectus.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference contain various “forward-looking statements.” Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward-looking statements by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “would,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “projects,” “estimates” or “anticipates” or the negative of these words and phrases or similar words or phrases. All forward-looking statements may be impacted by a number of risks and uncertainties, including statements regarding the following subjects:

•	our business and investment strategy;

•	our projected results of operations;

•	statements about future dividends;

•	our ability to deploy effectively the proceeds of this offering;

•	our ability to obtain financing arrangements;

•	our understanding of our competition and ability to compete effectively;

•	market, industry and economic trends; and

•	interest rates.

The forward-looking statements in this prospectus and documents incorporated by reference are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations are subject to risks and uncertainties and can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

(1)	the factors referenced in our most recent Annual Report on Form 10-K, as updated by our subsequent filings under the Exchange Act, including those set forth under the sections captioned “Risks Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations;”

(2)	the federal conservatorship of Fannie Mae and Freddie Mac and related events, along with any changes in laws and regulations affecting the relationship between Fannie Mae and Freddie Mac and the federal government, including a change in the nature of their guarantee;

(3)	mortgage loan modification programs and future legislative action;

(4)	availability, terms and deployment of capital;

(5)	changes in economic conditions generally;

(6)	changes in interest rates, interest rate spreads, the yield curve or prepayment rates;

(7)	general volatility of the financial markets, including markets for mortgage-backed securities;

(8	inflation or deflation;

(9)	availability of suitable investment opportunities;

(10)	the degree and nature of our competition, including competition for agency securities from the U.S. Treasury;

(11)	changes in our business and investment strategy;

(12)	our limited operating history;

(13)	our dependence on our manager and ability to find a suitable replacement if our manager were to terminate its management relationship with us;

(14)	the existence of conflicts of interest in our relationship with our manager, certain of our directors and our officers, which could result in decisions that are not in the best interest of our shareholders;

(15)	changes in personnel at our manager or the availability of qualified personnel at our manager;

(16)	limitations imposed on our business by our status as a real estate investment trust;

(17)	changes in generally accepted accounting principles, including interpretations thereof; and

(18)	changes in applicable laws and regulations.

We cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on forward-looking statements, which apply only as of the date of this prospectus or of the documents incorporated by reference. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this prospectus or documents incorporated by reference to reflect new information, future events or otherwise, except as required under federal securities laws.

THE COMPANY

We are an externally-managed mortgage real estate investment trust, or REIT, that invests in adjustable-rate and hybrid adjustable-rate single-family residential mortgage pass-through securities guaranteed or issued by a U.S. Government agency (such as the Government National Mortgage Association, or Ginnie Mae), or by a U.S. Government-sponsored entity (such as the Federal National Mortgage Association, or Fannie Mae, and the Federal Home Loan Mortgage Corporation, or Freddie Mac). We refer to these securities as “agency securities.”

We were incorporated in Maryland in September 2007 and commenced operations in November 2007. We completed our initial public offering in April 2008 and listed our common stock on the New York Stock Exchange, or NYSE. At June 30, 2009, we owned approximately $6.2 billion of agency securities. We have financed our purchases of agency securities with the net proceeds from our common stock offerings and borrowings under repurchase agreements. Our total repurchase indebtedness was approximately $5.5 billion at June 30, 2009.

We are externally managed and advised by our manager, Atlantic Capital Advisors LLC.

We are organized and conduct our operations to qualify as a REIT under the Internal Revenue Code of 1986, as amended, or the Code, and generally are not subject to federal taxes on our income to the extent we currently distribute our income to our shareholders and maintain our qualification as a REIT.

Our principal executive officers are located at 110 Oakwood Drive, Suite 340, Winston Salem, North Carolina 27103, and our telephone number is (336) 760-9331. Our website is www.hatfin.com. The information on our website is not, and should not be interpreted to be, part of this prospectus.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider all the information contained in this prospectus, including the risk factors and other information included in our most recent Annual Report on Form 10-K, which is incorporated by reference in this prospectus, and the other information contained in, or incorporated by reference into, this prospectus, as updated by our subsequent filings under the Exchange Act, before acquiring securities offered by this prospectus. For a description of the reports and documents incorporated by reference into this prospectus, and information about where you can find them, see “Where You Can Find More Information” and “Incorporation of Certain Documents By Reference.”

USE OF PROCEEDS

Except as may be set forth in a particular prospectus supplement, we will add the net proceeds from sales of securities to our general corporate funds, which we may use for new investments in agency securities, to repay indebtedness or for other general corporate purposes. Any specific allocation of the net proceeds of an offering of securities to a specific purpose will be determined at the time of such offering and will be described in the related prospectus supplement.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

Six Months Ended June 30, 2009	2.67x
Year Ended December 31, 2008	1.76x
September 19, 2007 (Date of Inception) to December 31, 2007	1.23x

The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing our earnings by the aggregate of our fixed charges and preferred dividends. To date, we have not issued preferred stock or incurred any preferred stock dividends. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends are the same as the ratio of earnings to fixed charges for such periods. For this purpose, earnings consist of our net income from continuing operations and our fixed charges. Fixed charges consist of interest expense on all indebtedness.

DESCRIPTION OF COMMON STOCK

General

Our charter authorizes our board of directors to issue 100,000,000 shares of common stock, par value $0.001 per share. As of June 30, 2009, 36,199,911 shares of our common stock were issued and outstanding. Our common stock is currently listed for trading on the NYSE under the symbol “HTS.” We will apply to the NYSE to list any additional shares of common stock to be sold pursuant to any prospectus supplement, and we anticipate that any such shares will be listed on the NYSE.

Subject to the provisions of our charter restricting the transfer and ownership of shares of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and, except as provided with respect to any other class or series of shares of our stock, the holders of our common stock possess exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock, voting as a single class, may elect all of the directors then standing for election.

In accordance with Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by the board of directors and approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter does not set forth a lesser percentage to approve such matters. This may discourage others from entering into such transactions with us and increase the difficulty of consummating any such transaction.

All shares of common stock issued will be duly authorized, fully paid and non-assessable. Subject to any preferential rights of any outstanding shares of preferred stock and to the provisions of our charter regarding ownership of shares in excess of the ownership limits described below, holders of our shares of common stock are entitled to receive dividends or other distributions if and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends or other distributions.

Holders of our shares of common stock are entitled to share ratably in our assets legally available for distribution to our shareholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer and ownership of our stock.

Subject to the provisions of our charter regarding ownership of shares of stock in excess of the ownership limits described below, unless otherwise provided for in the applicable supplement to this prospectus, our shares of common stock have equal dividend, liquidation and other rights, and have no preference, conversion, sinking fund, redemption, appraisal or exchange rights and have no preemptive rights to subscribe for any of our securities.

The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.

Restrictions on Ownership and Transfer

Our charter provides that our board of directors may decide whether it is in the best interests of our company to obtain and maintain status as a REIT under the Code. In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined by the Code to include certain entities) during the last half of any taxable year.

To help us to qualify as a REIT, our charter, subject to certain exceptions, contains restrictions on the number of shares of our capital stock that a person may own. Our charter provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either (1) more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding shares of capital stock, which we refer to as the aggregate stock ownership limit or (2) more than 9.8% in value or in number of shares, whichever is more restrictive, of our outstanding common stock, which we refer to as the common stock ownership limit.

Our charter also prohibits any person from (1) beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Code, (2) transferring shares of our capital stock if such transfer would result in our capital stock being beneficially owned by fewer than 100 persons and (3) beneficially or constructively owning shares of our capital stock if such transfer would cause us to own, directly or indirectly, 10% or more of the ownership interests in a tenant of our company (or a tenant of any entity owned or controlled by us) or will otherwise cause us to fail to qualify as a REIT. Any person who acquires, attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, and any person who would have owned shares of our stock that resulted in a transfer of shares to a charitable trust (as described below), will be required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

Our board of directors, in its sole discretion, may exempt a person from the above ownership limits and any of the restrictions described above. However, the board of directors may not grant an exemption to any person unless the board of directors obtains such representations, covenants and undertakings as the board of directors may deem appropriate in order to determine that granting the exemption would not result in our losing our status as a REIT. As a condition of granting the exemption, our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to the board of directors in its sole discretion, in order to determine or ensure our status as a REIT.

Our board of directors may increase or decrease the common stock ownership limit and/or the aggregate stock ownership limit so long as the change would not result in five or fewer persons beneficially owning more than 49.9% in value of our outstanding capital stock. Any decrease in the common stock ownership limit and/or the aggregate stock ownership limit shall not apply to any person whose percentage ownership of capital stock is in excess of the decreased ownership limits until such time as such person’s percentage ownership of capital stock equals or falls below the decreased ownership limits.

However, if any transfer of our shares of stock occurs that, if effective, would result in any person beneficially or constructively owning shares of stock in excess, or in violation, of the above ownership or transfer limitations, known as a prohibited owner, then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of stock that otherwise would cause any person to violate the above limitations will be null and void. Shares of stock held in the charitable trust will continue to constitute issued and outstanding shares of our stock. The prohibited owner will not benefit economically from ownership of any shares of stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of stock held in the charitable trust. The trustee of the charitable trust will be designated by us and must be unaffiliated with us or any prohibited owner and will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to the trustee will be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee will be held in trust for the trust’s charitable beneficiary. The prohibited owner will have no voting rights with respect to shares of stock held in the charitable trust, and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee, the trustee, in its sole discretion, will have the authority to:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that such shares have been transferred to the trustee; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s beneficiary.

However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.

Within 20 days of receiving notice from us that shares of stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares of stock held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in our charter. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary. The prohibited owner will receive the lesser of:

•

the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust (for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•

to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.

In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and

•	the market price on the date we, or our designee, accept such offer.

We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We will pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares of stock held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.

All certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.

Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) in value of the outstanding shares of our stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner must also provide to us such additional information as we may request in order to determine the effect, if any, of the owner’s beneficial ownership on our status as a REIT and to ensure compliance with our ownership limitations. In addition, each of our shareholders, whether or not an owner of 5% or more of our capital stock, must upon demand provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure our compliance with the ownership restrictions in our charter.

The ownership and transfer limitations in our charter could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or might otherwise be in the best interest of our shareholders.

DESCRIPTION OF PREFERRED STOCK

General

Our charter authorizes our board of directors to issue 10,000,000 shares of preferred stock, par value $0.001 per share, in one or more series and with rights, preferences, privileges and restrictions that our board of directors may fix or designate without any further vote or action by our shareholders.

Terms

When we issue preferred stock, it will be fully paid and non-assessable. The preferred stock will not have any preemptive rights.

Articles supplementary that will become part of our charter will reflect the specific terms of any new series of preferred stock offered. A prospectus supplement will describe these specific terms, including:

•	the title and stated value;

•	the number of shares, liquidation preference and offering price;

•	the dividend rate, dividend periods and payment dates;

•	the date on which dividends begin to accrue or accumulate;

•	any auction and remarketing procedures;

•	any retirement or sinking fund requirement;

•	the price and the terms and conditions of any redemption right;

•	any listing on any securities exchange;

•	the price and the terms and conditions of any conversion or exchange right;

•	whether interests will be represented by depositary shares;

•	any voting rights;

•	the relative ranking and preferences as to dividends, liquidation, dissolution or winding up;

•	any limitations on issuing any series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividends, liquidation, dissolution or winding up;

•	any limitations on direct or beneficial ownership and restrictions on transfer; and

•	any other specific terms, preferences, rights, limitations or restrictions.

Rank

Unless otherwise described in the prospectus supplement, the preferred stock will have the following ranking as to dividends, liquidation, dissolution or winding up:

•	senior to our common stock and to all other equity securities ranking junior to the preferred stock;

•	on a parity with all equity securities issued by us which by their terms rank on a parity with the preferred stock; and

•	junior to all equity securities issued by us which by their terms rank senior to the preferred stock.

Dividends

If declared by our board of directors, preferred shareholders will be entitled to receive cash dividends at the rate set forth in the prospectus supplement. We will pay dividends to shareholders of record on the record date fixed by our board of directors.

The prospectus supplement will specify whether dividends on any series of preferred stock are cumulative or non-cumulative. If dividends are cumulative, they will be cumulative from the date set forth in the prospectus supplement. If dividends are non-cumulative and our board of directors does not declare a dividend payable on a dividend payment date, then the holders of that series will have no right to receive a dividend, and we will have no obligation to pay an accrued dividend later for the missed dividend period, whether or not the board of directors declares dividends on the series on any future date.

If any preferred stock is outstanding, we will not declare or pay dividends on, or redeem, purchase or otherwise acquire any shares of, our common stock or any capital stock ranking junior to a series of preferred stock, other than dividends paid in or conversions or exchanges for common stock or other capital stock junior to the preferred stock, unless:

•

if the series of preferred stock has cumulative dividends, we have declared and paid full cumulative dividends for all past and current dividend periods or declared and reserved funds for payment before or at the same time as the declaration and payment on the junior series; or

•

if the series of preferred stock does not have cumulative dividends, we have declared and paid full dividends for the current dividend period or declared and reserved funds for payment before or at the same time as the declaration and payment on the junior series.

When we do not pay dividends on shares from more than one series of preferred stock ranking in parity as to dividends in full (or we have not reserved a sufficient sum for full payment), all of these dividends will be declared pro rata so that the amount of dividends declared per share in each series will in all cases bear the same ratio of accrued dividends owed. These pro rata payments per share will not include interest, nor will they include any accumulated unpaid dividends from prior periods if the dividends in question are non-cumulative.

Redemption

If specified in the prospectus supplement, we will have the right to redeem all or any part of the preferred stock in each series at our option, or the preferred stock will be subject to mandatory redemption. The redemption price may be payable in cash or other property.

If the series of preferred stock is subject to mandatory redemption, the prospectus supplement will specify:

•	the number of shares we will redeem in each year;

•	the date after which we may or must commence the redemption; and

•	the redemption price per share, which will include all accrued and unpaid dividends other than non-cumulative dividends for prior dividend periods.

We will not redeem less than all of a series of preferred stock, or purchase or acquire any shares of a series of preferred stock, other than conversions or exchanges for common stock or other capital stock junior to the preferred stock, unless:

•

if the series of preferred stock has cumulative dividends, we have declared and paid full cumulative dividends for all past and current dividend periods for this series or declared and reserved funds for payment; or

•	if the series of preferred stock does not have cumulative dividends, we have declared and paid full dividends for the current dividend period or declared and reserved funds for payment.

We may, however, purchase or acquire preferred stock of any series to preserve our status as a REIT or pursuant to an offer made on the same terms to all holders of preferred stock of that series.

If we redeem fewer than all outstanding shares of preferred stock of any series, we will determine the number of shares to be redeemed and whether we will redeem shares pro rata by shares held or shares requested to be redeemed or by lot in a manner determined by us.

We will mail redemption notices at least 30 days, but not more than 60 days, before the redemption date to each holder of record of a series of preferred stock to be redeemed at the address shown on the share transfer books. Each notice will state:

•	the redemption date;

•	the number of shares and series of the preferred stock to be redeemed;

•	the redemption price;

•	the place to surrender certificates for payment of the redemption price;

•	that dividends on the shares redeemed will cease to accrue on the redemption date; and

•	the date upon which any conversion rights will terminate.

If we redeem fewer than all outstanding shares of a series of preferred stock, the notice will also specify the number of shares we will redeem from each holder. If we give notice of redemption and have set aside sufficient funds necessary for the redemption in trust for the benefit of stock it will redeem, then dividends will thereafter cease to accrue and all rights of the holders of the shares will terminate, except the right to receive the redemption price.

Liquidation Preference

If we liquidate, dissolve or wind up our affairs, then holders of each series of preferred stock will receive out of our legally available assets a liquidating distribution in the amount of the liquidation preference per share for that series as specified in the prospectus supplement, plus an amount equal to all dividends accrued and unpaid, but not including amounts from prior periods for non-cumulative dividends, before we make any distributions to holders of our common stock or any other capital stock ranking junior to the preferred stock. Once holders of outstanding preferred stock receive their respective liquidating distributions, they will have no right or claim to any of our remaining assets. In the event that our assets are not sufficient to pay the full liquidating distributions to the holders of all outstanding preferred stock and all other classes or series of our capital stock ranking on a parity with our preferred stock, then we will distribute our assets to those holders in proportion to the full liquidating distributions to which they would otherwise have received.

After we have paid liquidating distributions in full to all holders of our preferred stock, we will distribute our remaining assets among holders of any other capital stock ranking junior to the preferred stock according to their respective rights and preferences and number of shares. For this purpose, a consolidation or merger of our company with any other corporation or entity, or a sale of all or substantially all of our property or business, does not constitute a liquidation, dissolution or winding up of our affairs.

Voting Rights

Holders of preferred stock will not have any voting rights, except as set forth below or in the prospectus supplement or as otherwise required by law.

Whenever we have not paid dividends on any shares of preferred stock for six or more consecutive quarterly periods, the holders of such shares may vote, separately as a class with all other series of preferred stock on which we have not paid dividends, for the election of two additional directors of our company. In this event, our board of directors will be increased by two directors. The holders of record of at least 10% of any series of preferred stock on which we have not paid dividends may call a special meeting to elect these additional directors unless we receive the request less than 90 days before the date of the next annual or special meeting of shareholders. Whether or not the holders call a special meeting, the holders of a series of preferred stock on which we have not paid dividends may vote for the additional directors at the next annual meeting of shareholders and at each subsequent annual meeting until:

•

if the series of preferred stock has a cumulative dividend, we have fully paid all unpaid dividends on the shares for the past dividend periods and the then current dividend period, or we have declared the unpaid dividends and set apart a sufficient sum for their payment; or

•

if the series of preferred stock does not have a cumulative dividend, we have fully paid four consecutive quarterly dividends, or we have declared the dividends and set apart a sufficient sum for their payment.

Unless the prospectus supplement provides otherwise, we cannot take any of the following actions without the affirmative vote of holders of at least two-thirds of the outstanding shares of each series of preferred stock:

•	authorize, create or increase the authorized or issued amount of any class or series of capital stock ranking senior to the series of preferred stock as to dividends or liquidation distributions;

•	reclassify any authorized capital stock into shares ranking senior to the series of preferred stock as to dividends or liquidation distributions;

•	issue any obligation or security convertible into or evidencing the right to purchase any share ranking senior to the series of preferred stock as to dividends or liquidation distributions; or

•

amend, alter or repeal any provision of our charter, whether by merger, consolidation or other event, in a manner that materially and adversely affects any right, preference, privilege or voting power of the preferred stock.

For these purposes, the following events do not materially and adversely affect a series of preferred stock:

•	an increase in the amount of the authorized shares of preferred stock;

•	the creation or issuance of any other series of preferred stock; or

•

an increase in the amount of authorized shares of the series of preferred stock or any other series of preferred stock ranking the same as or junior to such series as to dividends and liquidation distributions.

The holders of a series of preferred stock will have no voting rights, however, if we redeem or call for redemption all outstanding shares of the series and deposits sufficient funds in a trust to effect the redemption on or before the time the act occurs requiring the vote.

Conversion Rights

If any series of preferred stock is convertible into common stock, the prospectus supplement will describe the following terms:

•	the number of shares of common stock into which the shares of preferred stock are convertible;

•	the conversion price or manner by which we will calculate the conversion price;

•	the conversion period;

•	whether conversion will be at the option of the holders of the preferred stock or our company;

•	any events requiring an adjustment of the conversion price; and

•	provisions affecting conversion in the event of the redemption of the series of preferred stock.

Restrictions On Ownership; Change of Control Provisions

As discussed above under “Description of Common Stock—Restrictions on Ownership and Transfer,” our charter contains restrictions on ownership and transfers. Accordingly, the articles supplementary designating the terms of each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The prospectus supplement will specify any additional ownership limitation relating to a series of preferred stock.

For a discussion of provisions in our charter that may have the effect of delaying, deferring or preventing a change of control, see “Certain Provisions of Maryland Law and of our Charter and Bylaws.”

Transfer Agent

The prospectus supplement will identify the transfer agent for the preferred stock.

DESCRIPTION OF DEPOSITARY SHARES

General

We may issue depositary shares, each of which would represent a fractional interest of a share of a particular series of preferred stock. We will deposit shares of preferred stock represented by depositary shares under a separate deposit agreement among us, a preferred stock depositary and the holders of the depositary shares. Subject to the terms of the deposit agreement, each owner of a depositary share will possess, in proportion to the fractional interest of a share of preferred stock represented by the depositary share, all the rights and preferences of the preferred stock represented by the depositary shares.

Depositary receipts will evidence the depositary shares issued pursuant to the deposit agreement. Immediately after we issue and deliver preferred stock to a preferred stock depositary, the preferred stock depositary will issue the depositary receipts.

Dividends and Other Distributions

The depositary will distribute all cash dividends on the preferred stock to the record holders of the depositary shares. Holders of depositary shares generally must file proofs, certificates and other information and pay charges and expenses of the depositary in connection with distributions.

If a distribution on the preferred stock is other than in cash and it is feasible for the depositary to distribute the property it receives, the depositary will distribute the property to the record holders of the depositary shares. If such a distribution is not feasible and we approve, the depositary may sell the property and distribute the net proceeds from the sale to the holders of the depositary shares.

Withdrawal of Stock

Unless we have previously called the underlying preferred stock for redemption or the holder of the depositary shares has converted such shares, a holder of depositary shares may surrender them at the corporate trust office of the depositary in exchange for whole or fractional shares of the underlying preferred stock together with any money or other property represented by the depositary shares. Once a holder has exchanged the depositary shares, the holder may not redeposit the preferred shares and receive depositary shares again. If a depositary receipt presented for exchange into preferred stock represents more shares of preferred stock than the number to be withdrawn, the depositary will deliver a new depositary receipt for the excess number of depositary shares.

Redemption of Depositary Shares

Whenever we redeem shares of preferred stock held by a depositary, the depositary will redeem the corresponding amount of depositary shares. The redemption price per depositary share will be equal to the applicable fraction of the redemption price and any other amounts payable with respect to the preferred stock. If we intend to redeem less than all of the underlying preferred stock, our company and the depositary will select the depositary shares to be redeemed as nearly pro rata as practicable without creating fractional depositary shares or by any other equitable method determined by us that preserves our REIT status.

On the redemption date:

•	all dividends relating to the shares of preferred stock called for redemption will cease to accrue;

•	our company and the depositary will no longer deem the depositary shares called for redemption to be outstanding; and

•

all rights of the holders of the depositary shares called for redemption will cease, except the right to receive any money payable upon the redemption and any money or other property to which the holders of the depositary shares are entitled upon redemption.

Voting of the Preferred Stock

When a depositary receives notice regarding a meeting at which the holders of the underlying preferred stock have the right to vote, it will mail that information to the holders of the depositary shares. Each record holder of depositary shares on the record date may then instruct the depositary to exercise its voting rights for the amount of preferred stock represented by that holder’s depositary shares. The depositary will vote in accordance with these instructions. The depositary will abstain from voting to the extent it does not receive specific instructions from the holders of depositary shares. A depositary will not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any vote, as long as any action or non-action is in good faith and does not result from negligence or willful misconduct of the depositary.

Liquidation Preference

In the event of our liquidation, dissolution or winding up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying preferred stock represented by the depositary share.

Conversion of Preferred Stock

Depositary shares will not themselves be convertible into our common stock or any other securities or property of our company. However, if the underlying preferred stock is convertible, holders of depositary shares may surrender them to the depositary with written instructions to convert the preferred stock represented by their depositary shares into whole shares of common stock, other shares of our preferred stock or other shares of stock, as applicable. Upon receipt of these instructions and any amounts payable in connection with a conversion, we will convert the preferred stock using the same procedures as those provided for delivery of preferred stock. If a holder of depositary shares converts only part of its depositary shares, the depositary will issue a new depositary receipt for any depositary shares not converted. We will not issue fractional shares of common stock upon conversion. If a conversion will result in the issuance of a fractional share, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

Amendment and Termination of a Deposit Agreement

Our company and the depositary may amend any form of depositary receipt evidencing depositary shares and any provision of a deposit agreement. However, unless the existing holders of at least two-thirds of the applicable depositary shares then outstanding have approved the amendment, we may not make any amendment that:

•	would materially and adversely alter the rights of the holders of depositary shares; or

•	would be materially and adversely inconsistent with the rights granted to the holders of the underlying preferred stock.

Subject to exceptions in the deposit agreement and except in order to comply with the law, no amendment may impair the right of any holders of depositary shares to surrender their depositary shares with instructions to deliver the underlying preferred stock and all money and other property represented by the depositary shares. Every holder of outstanding depositary shares at the time any amendment becomes effective who continues to hold the depositary shares will be deemed to consent and agree to the amendment and to be bound by the amended deposit agreement.

We may terminate a deposit agreement upon not less than 30 days’ prior written notice to the depositary if:

•	the termination is necessary to preserve our REIT status; or

•	a majority of each series of preferred stock affected by the termination consents to the termination.

Upon a termination of a deposit agreement, holders of the depositary shares may surrender their depositary shares and receive in exchange the number of whole or fractional shares of preferred stock and any other property represented by the depositary shares. If we terminate a deposit agreement to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.

In addition, a deposit agreement will automatically terminate if:

•	we have redeemed all underlying preferred stock subject to the agreement;

•

a final distribution of the underlying preferred stock in connection with any liquidation, dissolution or winding up has occurred, and the depositary has distributed the distribution to the holders of the depositary shares; or

•	each share of the underlying preferred stock has been converted into other capital stock of our company not represented by depositary shares.

Charges of a Preferred Stock Depositary

We will pay all transfer and other taxes and governmental charges arising in connection with a deposit agreement. In addition, we will generally pay the fees and expenses of a depositary in connection with the performance of its duties. However, holders of depositary shares will pay the fees and expenses of a depositary for any duties requested by the holders that the deposit agreement does not expressly require the depositary to perform.

Resignation and Removal of Depositary

A depositary may resign at any time by delivering to us notice of its election to resign. We may also remove a depositary at any time. Any resignation or removal will take effect upon the appointment of a successor depositary. We will appoint a successor depositary within 60 days after delivery of the notice of resignation or removal. The successor must be a bank or trust company with its principal office in the United States and have a combined capital and surplus of at least $50 million.

Miscellaneous

The depositary will forward to the holders of depositary shares any reports and communications from us with respect to the underlying preferred stock.

Neither the depositary nor our company will be liable if any law or any circumstances beyond their control prevent or delay them from performing their obligations under a deposit agreement. The obligations of our company and a depositary under a deposit agreement will be limited to performing our duties in good faith and without negligence in regard to voting of preferred stock, gross negligence or willful misconduct. Neither us nor a depositary must prosecute or defend any legal proceeding with respect to any depositary shares or the underlying preferred stock unless they are furnished with satisfactory indemnity.

Our company and any depositary may rely on the written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock for deposit, holders of depositary shares or other persons they believe in good faith to be competent, and on documents they believe in good faith to be genuine and signed by a proper party.

In the event a depositary receives conflicting claims, requests or instructions from our company and any holders of depositary shares, the depositary will be entitled to act on the claims, requests or instructions received from us.

Depositary

The prospectus supplement will identify the depositary for the depositary shares.

Listing of the Depositary Shares

The prospectus supplement will specify whether or not the depositary shares will be listed on any securities exchange.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase common stock, preferred stock, depositary shares, or any combination of these securities, and these warrants may be issued independently or together with any underlying securities and may be attached to or separate from the underlying securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency for or on behalf of holders or beneficial owners of warrants. The following outlines some of the general terms and provisions of the warrants. Further terms of the warrants and the applicable warrant agreement will be stated in the applicable prospectus supplement. The following description and any description of the warrants in a prospectus supplement may not be complete and is subject to and qualified in its entirety by reference to the terms and provisions of the warrant agreement, which we will file with the SEC in connection with an issuance of the warrants.

The applicable prospectus supplement will describe the terms of any warrants, including the following:

•	the title of the warrants;

•	the total number of warrants;

•	the price or prices at which we will issue the warrants;

•	any applicable anti-dilution provisions to adjust the number of shares to be delivered upon exercise of warrants to purchase common stock;

•	the currency or currencies investors may use to pay for the warrants;

•	the designation and terms of the underlying securities purchasable upon exercise of the warrants;

•

the price at which and the currency or currencies, including composite currencies, in which investors may purchase the underlying securities purchasable upon exercise of the warrants, as well as related adjustment provisions affecting that exercise price;

•	the dates on which the right to exercise the warrants will commence and expire;

•	whether we will issue the warrants in registered or bearer form;

•	if applicable, the minimum or maximum amount of warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the underlying securities with which the warrants are issued and the number of warrants issued with each underlying security;

•	if applicable, the date on and after which the warrants and the related underlying securities will be separately transferable;

•	if applicable, a discussion of material United States federal income tax considerations;

•	the identity of the warrant agent;

•	the procedures and conditions relating to the exercise of the warrants; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrant certificates may be exchanged for new warrant certificates of different denominations, and warrants may be exercised at the warrant agent’s corporate trust office or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their warrants, holders of warrants exercisable for shares of common stock, preferred stock, or for depositary shares will not have any rights of holders of the common stock, preferred stock, or depositary shares purchasable upon such exercise and will not be entitled to dividend payments, if any, or voting rights of the common stock, preferred stock, or depositary shares purchasable upon such exercise.

Exercise of Warrants

A warrant will entitle the holder to purchase for cash an amount of securities at an exercise price that will be stated in, or that will be determinable as described in, the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following description is a summary of certain material provisions of Maryland law and of our charter and bylaws. Certain provisions of Maryland law and in our charter and bylaws may have the effect of delaying, deferring or preventing a takeover of our company (including transactions in which shareholders might otherwise receive a premium for their shares over the then current prices). The summary is not complete.

Our Board of Directors

Our charter and bylaws provide that the number of directors constituting our full board of directors will be not less than the minimum number required by Maryland law, and our bylaws provide that the number of directors constituting our full board of directors will not exceed 15 and may only be increased or decreased by a vote of a majority of our directors. Pursuant to Subtitle 8 of Title 3 of the Maryland General Corporation Law, or MGCL, our charter provides any and all vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors even if the remaining directors constitute less than a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Our charter provides that a director may be removed only for cause and only upon the affirmative vote of a majority of the votes entitled to be cast in the election of directors. For cause means, with respect to any particular director, conviction of a felony or a final judgment of court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active deliberate dishonesty. However, because of the board’s exclusive power to fill vacant directorships, shareholders will be precluded from filling the vacancies created by any removal with their own nominees. Pursuant to our charter, each member of our board of directors is elected by our shareholders to serve until the next annual meeting of shareholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors. Directors are elected by a plurality of the votes cast.

Amendment to the Charter and Bylaws

Generally, our charter may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter. As permitted by the MGCL, our charter contains a provision permitting our directors, without any action by our shareholders, to amend the charter to increase or decrease the aggregate number of shares of stock of any class or series that we have authority to issue. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and make new bylaws.

Dissolution

Our dissolution must be approved by a majority of our entire board of directors and by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Business Combinations

Maryland law prohibits “business combinations” between us and an interested shareholder or an affiliate of an interested shareholder for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or transfer of equity securities, liquidation plan or reclassification of equity securities. Maryland law defines an interested shareholder as:

•	any person or entity who beneficially owns 10% or more of the voting power of our stock; or

•

an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock.

A person is not an interested shareholder if our board of directors approves in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.

After the five-year prohibition, any business combination between us and an interested shareholder or an affiliate of an interested shareholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then-outstanding shares of voting stock; and

•

two-thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested shareholder.

These super-majority vote requirements do not apply if our common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested shareholder becomes an interested shareholder.

Our board of directors has adopted a resolution opting out of the business combination provisions. This resolution, however, may be altered or repealed in whole or in part at any time and we may opt back into the business combination provisions of the MGCL. If this resolution is repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or by directors who are our employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any shareholders meeting.

If voting rights are not approved at the shareholders meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our charter or bylaws.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock and, consequently, the control share acquisitions statute will not apply to us unless our board of directors later amends our bylaws to modify or eliminate this provision, which it may do without shareholder approval, and which it may make effective prospectively or retrospectively.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of shareholders.

In our charter, we have elected that vacancies on the board be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we (1) require a majority vote for the removal of any director from the board, (2) vest in the board the exclusive power to fix the number of directorships and (3) provide that unless called by our chairman of our board of directors, our president, our chief executive officer or our board of directors, a special meeting of shareholders may only be called by our secretary upon the written request of the shareholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

Limitation of Liability and Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

Our charter also authorizes our company, to the maximum extent permitted by Maryland law, to obligate our company to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit our company to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis of that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We entered into indemnification agreements with our directors and executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law.

The indemnification agreements provide that if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a director, officer or employee of our company, we must indemnify such director or executive officer for all expenses and liabilities actually and reasonably incurred by him or her, or on his or her behalf, unless it has been established that:

•	the act or omission of the director or executive officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

•	the director or executive officer actually received an improper personal benefit in money, property or other services; or

•	with respect to any criminal action or proceeding, the director or executive officer had reasonable cause to believe his or her conduct was unlawful.

The indemnification agreements also provide that upon application of a director or executive officer of our company to a court of appropriate jurisdiction, the court may order indemnification of such director or executive officer if:

•

the court determines the director or executive officer is entitled to indemnification under the applicable section of the MGCL, in which case the director or executive officer shall be entitled to recover from us the expenses of securing such indemnification; or

•

the court determines that such director or executive officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director or executive officer has met the standards of conduct set forth in the applicable section of the MGCL or has been adjudged liable for receipt of an improper benefit under the applicable section of the MGCL; provided, however, that our indemnification obligations to such director or executive officer will be limited to the expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with any proceeding by or in the right of our company or in which the executive officer or director shall have been adjudged liable for receipt of an improper personal benefit under the applicable section of the MGCL.

Notwithstanding, and without limiting, any other provisions of the indemnification agreements, if a director or executive officer is a party or is threatened to be made a party to any proceeding by reason of such director’s or executive officer’s status as a director, executive officer or employee of our company, and such director or executive officer is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such proceeding, we must indemnify such director or executive officer for all expenses actually and reasonably incurred by him or her, or on his or her behalf, in connection with each successfully resolved claim, issue or matter, including any claim, issue or matter in such a proceeding that is terminated by dismissal, with or without prejudice.

In addition, the indemnification agreements require us to advance reasonable expenses incurred by the indemnitee within 10 days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by:

•	a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification; and

•	an undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined that the standard of conduct was not met.

The indemnification agreements also provide for procedures for the determination of entitlement to indemnification, including requiring such determination be made by independent counsel after a change of control of us.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act of 1933, as amended, or the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Meetings of Shareholders

Special meetings of shareholders may be called only by our board of directors, the chairman of our board of directors, our chief executive officer, our president or, in the case of a shareholder requested special meeting, by our secretary upon the written request of the holders of common stock entitled to cast not less than a majority of all votes entitled to be cast at such meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that with respect to an annual meeting of shareholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by shareholders may be made only:

•	pursuant to our notice of the meeting;

•	by the board of directors; or

•	by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws.

With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only:

•	pursuant to our notice of the meeting; and

•	by the board of directors; or

•

provided that the board of directors has determined that directors will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

Generally, in accordance with our bylaws, a shareholder seeking to nominate a director or bring other business before our annual meeting of shareholders must deliver a notice to our secretary not later than 5:00 p.m., Eastern Time, on the 120th day, nor earlier than the 150th day, prior to the first anniversary of the date of mailing of the notice for the prior year’s annual meeting of shareholders. For a shareholder seeking to nominate a candidate for our board of directors, the notice must describe various matters regarding the nominee, including name, address, occupation and number of shares held, and other specified matters. For a shareholder seeking to propose other business, the notice must include a description of the proposed business, the reasons for the proposal and other specified matters.

FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an investment in our common stock. The law firm of DLA Piper LLP (US) has acted as our tax counsel and reviewed this summary. For purposes of this section under the heading “Federal Income Tax Considerations,” references to “we,” “our” and “us” means only Hatteras Financial Corp. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. We have not sought and do not currently expect to seek an advance ruling from the IRS regarding any matter discussed in this prospectus. The summary is also based upon the assumption that we and our subsidiaries and affiliated entities will continue to operate in accordance with their applicable organizational documents. This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of its investment or tax circumstances or to investors subject to special tax rules, such as:

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	partnerships and trusts;

•	persons who hold our stock on behalf of other persons as nominees;

•	persons who receive our stock through the exercise of employee stock options (if we ever have employees) or otherwise as compensation;

•	persons holding our stock as part of a “straddle,” “hedge,” “conversion transaction,” “constructive ownership transaction,” “synthetic security” or other integrated investment;

•	“S” corporations; and,

except to the extent discussed below:

•	tax-exempt organizations; and

•	foreign investors.

This summary assumes that investors will hold their common stock as a capital asset, which generally means as property held for investment.

The federal income tax treatment of holders of our common stock depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. In addition, the tax consequences to any particular shareholder of holding our common stock will depend on the shareholder’s particular tax circumstances. You are urged to consult your tax advisor regarding the federal, state, local and foreign income and other tax consequences to you in light of your particular investment or tax circumstances of acquiring, holding, exchanging, or otherwise disposing of our common stock.

Taxation of the REIT

We elected to be taxed as a REIT, commencing with our short taxable year ended December 31, 2007. We believe that we have been organized and expect to operate in such a manner as to qualify for taxation as a REIT.

The law firm of DLA Piper LLP (US), acting as our tax counsel in connection with this offering, will render an opinion that we qualified to be taxed as a REIT beginning with our short taxable year ended December 31, 2007 through our taxable year ended December 31, 2008, that we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and that our current and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for our taxable years ending December 31, 2009 and in the future. It must be emphasized that the opinion of DLA Piper LLP (US) will be based on various assumptions relating to our organization and operation and will be conditioned upon fact-based representations and covenants made by our management regarding our organization, assets, and income, and the past, present and future conduct of our business operations. While we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by

DLA Piper LLP (US) or by us that we will qualify as a REIT for any particular year. The opinion will be expressed as of the date issued and will not cover subsequent periods. DLA Piper LLP (US) will have no obligation to advise us or our shareholders of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions.

Qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by DLA Piper LLP (US) on an ongoing basis. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

Taxation of REITs in General

As indicated above, our qualification and taxation as a REIT depends upon our ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under “—Requirements for Qualification—General.” While we intend to operate so that we qualify as a REIT, no assurance can be given that the IRS will not challenge our qualification, or that we will be able to operate in accordance with the REIT requirements in the future. See “—Failure to Qualify.”

Provided that we qualify as a REIT, generally we will be entitled to a deduction for distributions that we pay and therefore will not be subject to federal corporate income tax on our taxable income that is currently distributed to our shareholders. This treatment substantially eliminates the “double taxation” at the corporate and shareholder levels that generally results from investment in a corporation. In general, the income that we generate is taxed only at the shareholder level upon distribution to our shareholders.

For tax years through 2010, most domestic shareholders that are individuals, trusts or estates are taxed on corporate distributions at a maximum rate of 15% (the same as long-term capital gains). With limited exceptions, however, distributions from us or from other entities that are taxed as REITs are generally not eligible for this rate and will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2010. See “—Taxation of Shareholders—Taxation of Taxable Domestic Shareholders—Distributions.”

Any net operating losses and other tax attributes generally do not pass through to our shareholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Shareholders.”

If we qualify as a REIT, we will nonetheless be subject to federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed taxable income, including undistributed net capital gains.

•	We may be subject to the “alternative minimum tax” on our items of tax preference, including any deductions of net operating losses.

•

If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions,” below.

•	In the unlikely event we acquire property in foreclosure, and we elect to treat such property as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

•

If we should fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, multiplied by a fraction intended to reflect our profitability.

•

If we should violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to an excise tax. In that case, the amount of the excise tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the assets in question multiplied by the highest corporate tax rate (currently 35%) if that amount exceeds $50,000 per failure.

•

If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (A) the amounts that we actually distributed and (B) the amounts we retained and upon which we paid income tax at the corporate level.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s shareholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on transactions between us and a TRS (as described below) that do not reflect arms’-length terms.

•

If we acquire appreciated assets from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the ten-year period following their acquisition from the subchapter C corporation, unless the subchapter C corporation elects to treat the transfer of assets to us as a deemed sale.

•

The earnings of our subsidiaries, including any subsidiary we may elect to treat as a TRS, are subject to federal corporate income tax to the extent that such subsidiaries are subchapter C corporations.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state and local and foreign income, property and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)	in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities); and

(7)	which meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (which, in our case, was 2007). Our charter provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described in conditions (5) and (6) above. If we comply with all the requirements for ascertaining the ownership of our outstanding shares (as described below) in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, however, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

To monitor compliance with the share ownership requirements, we generally are required to maintain records regarding the actual ownership of our shares. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the shares (i.e., the persons required to include our distributions in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If you fail or refuse to comply with the demands, you will be required by Treasury regulations to submit a statement with your tax return disclosing your actual ownership of our shares and other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. We have adopted December 31 as our year-end, and thereby satisfy this requirement.

The Code provides relief from violations of the REIT gross income requirements, as described below under “—Income Tests,” in cases where a violation is due to reasonable cause and not to willful neglect, and other requirements are met, including the payment of a penalty tax that is based upon the magnitude of the violation. In addition, certain provisions of the Code extend similar relief in the case of certain violations of the REIT asset requirements (see “—Asset Tests” below) and other REIT requirements, again provided that the violation is due to reasonable cause and not willful neglect, and other conditions are met, including the payment of a penalty tax. If we fail to satisfy any of the various REIT requirements, there can be no assurance that these relief provisions would be available to enable us to maintain our qualification as a REIT, and, if such relief provisions are available, the amount of any resultant penalty tax could be substantial.

Taxation of Partnerships. If we are a partner in an entity that is treated as a partnership for federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% value test, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any subsidiary partnerships that we may have will be treated as our assets and items of income for purposes of applying the

REIT requirements. For any period of time that we own 100% of a partnership, all of the partnership’s assets and income will be deemed to be ours for federal income tax purposes.

Disregarded Subsidiaries. If we own a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is generally disregarded for federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A qualified REIT subsidiary is any corporation, other than a TRS (as described below), that is directly or indirectly wholly-owned by a REIT. Other entities that are wholly-owned by us, including single member limited liability companies that have not elected to be taxed as corporations for federal income tax purposes, are also generally disregarded as separate entities for federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly-owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable Corporate Subsidiaries. In the future we may jointly elect with any of our subsidiary corporations, whether or not wholly-owned, to treat such subsidiary corporations as taxable REIT subsidiaries, or TRSs. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for federal income tax purposes. Accordingly, a TRS or other taxable corporation generally would be subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our shareholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary to us is an asset in our hands, and we treat the distributions paid to us from such taxable subsidiary, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to conduct activities that give rise to certain categories of income such as management fees or activities that would be treated in our hands as prohibited transactions.

Income Tests

In order to qualify as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” generally must be derived from investments relating to real property or mortgages on real property, including interest income derived from mortgage loans secured by real property (including certain types of mortgage backed securities), “rents from real property,” distributions received from other REITs, and gains from the sale of real estate assets, as well as specified income from temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging transactions, must be derived from some combination of such income from investments in real property (i.e., income that qualifies under the 75% income test described above), as well as other distributions, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

Interest income constitutes qualifying mortgage interest for purposes of the 75% income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. Substantially all of our assets currently qualify under this test.

If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the real property is not held as inventory or dealer property or primarily for sale to customers in the ordinary course of business. To the extent that we derive interest income from a mortgage loan or income from the rental of real property (discussed below) where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not on the net income or profits of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had we earned the income directly.

We and our subsidiaries may also invest in debt securities issued by real estate mortgage investment conduits, or REMICs, and we may invest in other types of commercial mortgage-backed securities, or CMBS. See below under “—Asset Tests” for a discussion of the effect of such investments on our qualification as a REIT.

Any dividends that we receive will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any distributions that we receive from a REIT, however, will be qualifying income for purposes of both the 95% and 75% income tests.

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rates, will be excluded from gross income for purposes of the 95% gross income test, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), or, for transactions entered into after July 30, 2008, to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests (or any property which generates such income or gain) and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. Income and gain from such transactions will not be qualifying income for the 75% gross income test, and income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% income test. Income and gain from such transactions entered into after July 30, 2008 will be excluded from gross income for purposes of both the 75% and 95% gross income tests.

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations yet to be issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other corporations that qualify as REITs, and some kinds of mortgage backed securities and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

Second, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Third, we may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries and the 10% asset test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% asset test, the determination of our interest in the assets of a partnership or limited liability company in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Fourth, the aggregate value of all securities of TRSs that we hold may not exceed 20% (or, beginning with our 2009 taxable year, 25%) of the value of our total assets.

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the 75% asset test, any non-mortgage debt that is issued by another REIT may not so qualify (such debt, however, will not be treated as “securities” for purposes of the 10% asset test, as explained below).

Certain relief provisions are available to REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. One such provision allows a REIT which fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (A) $50,000 per failure, and (B) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (currently 35%), and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (1) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000, and (2) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Certain securities are exempt from testing under the 10% value test described above. Such securities include instruments that constitute “straight debt,” defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities are exempt from testing under the 10% value test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a non-governmental entity, (5) any security (including debt securities) issued by another REIT, and (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests.” In applying the 10% value test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

Any regular interests that we hold in a REMIC will generally qualify as real estate assets and income derived from REMIC interests will generally be treated as qualifying income for purposes of the REIT income tests described above. If less than 95% of the assets of a REMIC are real estate assets, however, then only a proportionate part of our interest in the REMIC and income derived from the interest will qualify for purposes of the REIT asset and income tests. In addition, some REMIC securitizations include embedded interest swap or cap contracts or other derivative instruments that potentially could produce non-qualifying income for the holders of the related REMIC securities. If we hold a “residual interest” in a REMIC from which we derive “excess inclusion income,” we will be required to either distribute the excess inclusion income or pay tax on it (or a combination of the two), even though we may not receive the income in cash. To the extent that distributed excess inclusion income is allocable to a particular shareholder, the income (1) would not be allowed to be offset by any net operating losses otherwise available to the shareholder, (2) would be subject to tax as unrelated business taxable income in the hands of most types of shareholders that are otherwise generally exempt from federal income tax, and (3) would result in the application of U.S. federal income tax withholding at the maximum rate (30%), without reduction of any otherwise applicable income tax treaty, to the extent allocable to most types of foreign shareholders. We do not currently own REMIC residual interests. To the extent that we hold CMBS that do not represent REMIC interests, such assets may not qualify as real estate assets, and the income generated from them might not qualify for purposes of either or both of the REIT income tests, depending upon the circumstances and the specific structure of the investment.

We believe that our holdings of securities and other assets comply with the foregoing REIT asset requirements, and we intend to monitor compliance with the asset tests on an ongoing basis.

No independent appraisals will be obtained to support our conclusions as to the value of our total assets or the value of any particular security or securities. Moreover, values of some assets, including instruments issued in securitization transactions, may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

If we should fail to satisfy the asset tests at the end of a calendar quarter, such a failure would not cause us to lose our REIT qualification if we (1) satisfied the asset tests at the close of the preceding calendar quarter and (2) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the market value of our assets. If the condition described in (2) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of relief provisions described below.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to make distributions, other than capital gain distributions, to our shareholders in an amount at least equal to:

(1)	the sum of

(A)	90% of our “REIT taxable income,” computed without regard to our net capital gains and the dividends paid deduction, and

(B)	90% of our net income, if any, (after tax) from foreclosure property (as described below), minus

(2)	the sum of specified items of non-cash income.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular distribution payment after such declaration. In order for distributions to be counted for this purpose, and to provide a tax deduction for us, the distributions must not be “preferential dividends.” A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares of stock within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents. Because we did not declare a dividend during our 2007 taxable year, we elected on our federal income tax return for our 2007 taxable year to treat a specified dollar amount of the dividend declared by our board of directors on January 21, 2008 and paid on January 25, 2008 as paid in 2007 for purposes of the distribution requirements above.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect for our shareholders to include their proportionate shares of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our shareholders would then increase the adjusted basis of their stock by the difference between (1) the amounts of capital gain distributions that we designated and that they include in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income.

To the extent that we have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, will generally not affect the character, in the hands of our shareholders, of any distributions that are actually made as ordinary dividends or capital gains. See “—Taxation of Shareholders—Taxation of Taxable Domestic Shareholders—Distributions.”

If we should fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a non-deductible 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed, plus (y) the amounts of income we retained and on which we have paid corporate income tax. We elected not to distribute earnings from our 2007 taxable year until January 2008. Accordingly, the 4% excise tax applied to a portion of our 2007 income. The excise tax relating to our undistributed 2007 income was not material to our operations. While we generally intend to make distributions so that no income or excise taxes are due, we may from time to time, consistent with maintaining our REIT qualification, elect to pay taxes in lieu of making current distributions if we decide that strategy is more favorable to our shareholders.

It is possible that, from time to time, we may not have sufficient cash to meet the distribution requirements due to timing differences between (1) our actual receipt of cash, including receipt of distributions from our subsidiaries, and (2) our inclusion of items in income for federal income tax purposes. Other potential sources of non-cash taxable income include:

•	“residual interests” in REMICs or taxable mortgage pools;

•	loans or mortgage backed securities held as assets that are issued at a discount and require the accrual of taxable economic interest in advance of receipt in cash; and

•

loans on which the borrower is permitted to defer cash payments of interest, and distressed loans on which we may be required to accrue taxable interest income even though the borrower is unable to make current servicing payments in cash.

In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary for us to arrange for short-term, or possibly long-term, borrowings, or to pay distributions in the form of taxable in-kind distributions of property. Therefore, we may have less cash available for distribution than is necessary to meet the applicable distribution requirement or to avoid corporate income tax or the excise tax imposed on undistributed income. We may also declare a consent dividend. A consent dividend is a hypothetical distribution to the REIT’s shareholders which is required to be treated for Federal income tax purposes as an actual distribution to the shareholders by the REIT, followed by an immediate re-contribution of such amount to the REIT. The amount of any consent dividend must be included in the gross income of each shareholder of the REIT that would have been entitled to receive such distribution if made in cash. Our organizational documents will require that all of our shareholders will be deemed to have agreed to any future “consent dividends” from us in all events.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to shareholders in a later year, which may be included in our deduction for distributions paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends. We will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the gross income or asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are available for failures of the gross income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we would be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We cannot deduct distributions to shareholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits, distributions to domestic shareholders that are individuals, trusts and estates will generally be taxable at capital gains rates (through 2010). In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we would also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lost qualification. It is not possible to state whether, in all circumstances, we would be entitled to this statutory relief.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held primarily for sale to customers in the ordinary course of a trade or business. We intend to conduct our operations so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. Whether property is held “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will potentially be subject to tax in the hands of the corporation at regular corporate rates.

Derivatives and Hedging Transactions

We and our subsidiaries may enter into hedging transactions with respect to interest rate exposure on one or more of our assets or liabilities. Any such hedging transactions could take a variety of forms, including the use of derivative instruments such as interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, and options. To the extent that we or a pass-through subsidiary enters into a hedging transaction to reduce interest rate risk on indebtedness incurred to acquire or carry real estate assets or, for transactions entered into after July 30, 2008, to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests (or any property which generates such income or gain) and the instrument is properly identified as a hedge along with the risk it hedges within prescribed time periods, any periodic income from the instrument, or gain from the disposition of such instrument, would be excluded altogether from the 95% gross income test, and would be treated as non-qualifying income for the 75% gross income test. For hedging transactions entered into after July 30, 2008, income and gain will be excluded from gross income for purposes of both the 75% and 95% gross income tests. To the extent that we hedge in other situations, the resultant income will be treated as income that does not qualify under the 75% or the 95% gross income test. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may conduct some or all of our hedging activities through a TRS or other corporate entity, the income from which may be subject to federal income tax, rather than by participating in the arrangements directly or through pass-through subsidiaries. No assurance can be given, however, that our hedging activities will not give rise to income that does not qualify for purposes of either or both of the REIT gross income tests, or that our hedging activities will not adversely affect our ability to satisfy the REIT qualification requirements.

Taxation of Shareholders

Taxation of Taxable Domestic Shareholders

Distributions. So long as we qualify as a REIT, the distributions that we make to our taxable domestic shareholders out of current or accumulated earnings and profits that we do not designate as capital gain distributions will generally be taken into account by shareholders as ordinary income and will not be eligible for the dividends received deduction for corporations.

The term “domestic shareholder” means a beneficial owner of our shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership or an entity treated as a partnership for federal income tax purposes holds shares, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding shares, you should consult your own tax advisor regarding the consequences of the ownership and disposition of such shares by the partnership.

With limited exceptions, our distributions are not eligible for taxation at the preferential income tax rates (i.e., the 15% maximum federal rate through 2010) for qualified distributions received by domestic shareholders that are individuals, trusts and estates from taxable C corporations. Such shareholders, however, are taxed at the preferential rates on distributions designated by and received from REITs to the extent that the distributions are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT was subject to corporate level income tax (less the amount of tax);

•	distributions received by the REIT from TRSs or other taxable C corporations; or

•	income in the prior taxable year from the sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

Distributions that we designate as capital gain dividends will generally be taxed to our shareholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the shareholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case provisions of the Code will treat our shareholders as having received, solely for tax purposes, our undistributed capital gains, and the shareholders will receive a corresponding credit for taxes that we paid on such undistributed capital gains. Corporate shareholders may be required to treat up to 20% of some capital gain distributions as ordinary income. Long-term capital gains are generally taxable at maximum federal rates of 15% (through 2010) in the case of shareholders that are individuals, trusts and estates, and 35% in the case of shareholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits will generally represent a return of capital and will not be taxable to a shareholder to the extent that the amount of such distributions do not exceed the adjusted basis of the shareholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the shareholder’s shares. To the extent that such distributions exceed the adjusted basis of a shareholder’s shares, the shareholder generally must include such distributions in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. In addition, any distribution that we declare in October, November or December of any year and that is payable to a shareholder of record on a specified date in any such month will be treated as both paid by us and received by the shareholder on December 31 of such year, provided that we actually pay the distribution before the end of January of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make in order to comply with the REIT distribution requirements. Such losses, however, are not passed through to shareholders and do not offset income of shareholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of shareholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Stock. In general, capital gains recognized by individuals, trusts and estates upon the sale or disposition of our stock will be subject to a maximum federal income tax rate of 15% (through 2010) if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 35% through 2010) if the stock is held for one year or less. Gains recognized by shareholders that are corporations are subject to federal income tax at a maximum rate of 35%, whether or not such gains are classified as long-term capital gains. Capital losses recognized by a shareholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the shareholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a shareholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions that we make that are required to be treated by the shareholder as long-term capital gain.

Passive Activity Losses and Investment Interest Limitations. Distributions that we make and gain arising from the sale or exchange by a domestic shareholder of our stock will not be treated as passive activity income. As a result, shareholders will not be able to apply any “passive losses” against income or gain relating to our stock. To the extent that distributions we make do not constitute a return of capital, they will be treated as investment income for purposes of computing the investment interest limitation.

Taxation of Foreign Shareholders

The following is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of our stock applicable to non-U.S. holders. A “non-U.S. holder” is any person other than:

•	a citizen or resident of the United States;

•

a corporation (or entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, or of any state thereof, or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if a United States court is able to exercise primary supervision over the administration of such trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust.

If a partnership, including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes, holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock.

The following discussion is based on current law, and is for general information only. It addresses only selected, and not all, aspects of U.S. federal income and estate taxation.

Ordinary Dividends. The portion of distributions received by non-U.S. holders that is (1) payable out of our earnings and profits, (2) which is not attributable to our capital gains and (3) which is not effectively connected with a U.S. trade or business of the non-U.S. holder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Reduced treaty rates and other exemptions are not available to the extent that income is attributable to excess inclusion income allocable to the foreign shareholder. As required by IRS guidance, we intend to notify our shareholders if a portion of a distribution paid by us is attributable to excess inclusion income. We do not currently own assets that will generate excess inclusion income.

In general, non-U.S. holders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. holder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business, the non-U.S. holder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as domestic shareholders are taxed with respect to such distributions. Such income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. holder. The income may also be subject to the 30% branch profits tax in the case of a non-U.S. holder that is a corporation.

Non-Dividend Distributions. Unless our stock constitutes a U.S. real property interest (a “USRPI”), distributions that we make that are not out of our earnings and profits will not be subject to U.S. income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. The non-U.S. holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (1) the shareholder’s proportionate share of our earnings and profits, plus (2) the shareholder’s basis in its stock, will be taxed under the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a domestic shareholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 10% of the amount by which the distribution exceeds the shareholder’s share of our earnings and profits.

Capital Gain Distributions. Under FIRPTA, a distribution that we make to a non-U.S. holder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries, or USRPI capital gains, will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. holder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain distribution. See above under “—Taxation of Foreign Shareholders—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 35% of the amount of distributions to the extent the distributions constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a non-U.S. holder that is a corporation. A distribution is not a USRPI capital gain if we held an interest in the underlying asset solely as a creditor. Capital gain distributions received by a non-U.S. holder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. holder’s U.S. trade or business, in which case the non-U.S. holder would be subject to the same treatment as U.S. holders with respect to such gain, or (2) the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. holder will incur a 30% tax on his or her capital gains.

A capital gain distribution that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA, and generally will not be treated as income that is effectively connected with a U.S. trade or business, and instead will be treated in the same manner as an ordinary dividend (see “—Taxation of Foreign Shareholders—Ordinary Dividends”), if (1) the capital gain distribution is received with respect to a class of stock that is regularly traded on an established securities market located in the United States, and (2) the recipient non-U.S. holder does not own more than 5% of that class of stock at any time during the year ending on the date on which the capital gain distribution is received. Our common stock is regularly traded on the NYSE. As a result, non-U.S. holders owning 5% or less of our common stock generally will be subject to withholding tax on USRPI capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends.

Dispositions of Our Stock. Unless our stock constitutes a USRPI, a sale of our stock by a non-U.S. holder generally will not be subject to U.S. taxation under FIRPTA. Our stock will not be treated as a USRPI if less than 50% of our assets throughout a prescribed testing period consist of interests in real property located within the United States, excluding, for this purpose, interests in real property solely in a capacity as a creditor. On this basis, we do not expect our stock to be a USRPI.

Even if the foregoing 50% test is not met, our stock nonetheless will not constitute a USRPI if we are a “domestically-controlled qualified investment entity.” A domestically-controlled qualified investment entity includes a REIT, less than 50% of value of which is held directly or indirectly by non-U.S. holders at all times during a specified testing period. We believe that we will be a domestically-controlled qualified investment entity, and that a sale of our stock should not be subject to taxation under FIRPTA.

In the event that we are not a domestically-controlled qualified investment entity, but our stock is “regularly traded,” as defined by applicable Treasury regulations, on an established securities market, a non-U.S. holder’s sale of our common stock nonetheless would not be subject to tax under FIRPTA as a sale of a USRPI, provided that the selling non-U.S. holder held 5% or less of our outstanding common stock at all times during a specified testing period. Our common stock is regularly traded on the NYSE.

If gain on the sale of our stock were subject to taxation under FIRPTA, the non-U.S. holder would be required to file a U.S. federal income tax return and would be subject to the same treatment as a U.S. shareholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the stock could be required to withhold 10% of the purchase price and remit such amount to the IRS.

Gain from the sale of our stock that is not subject to FIRPTA will nonetheless be taxable in the United States to a non-U.S. holder in two cases: (1) if the non-U.S. holder’s investment in our stock is effectively connected with a U.S. trade or business conducted by such non-U.S. holder, the non-U.S. holder will be subject to the same treatment as a U.S. shareholder with respect to such gain, or (2) if the non-U.S. holder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, the nonresident alien individual will be subject to a 30% tax on the individual’s capital gain. In addition, even if we are a domestically controlled qualified investment entity, upon disposition of our stock, a non-U.S. holder may be treated as having gain from the sale or exchange of a USRPI if the non-U.S. holder (1) disposes of our common stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI and (2) acquires, or enters into a contract or option to acquire, other shares of our common stock within 30 days after such ex-dividend date.

Estate Tax. If our stock is owned or treated as owned by an individual who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of such individual’s death, the stock will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and may therefore be subject to U.S. federal estate tax.

Taxation of Tax-Exempt Shareholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they may be subject to taxation on their unrelated business taxable income, or UBTI. While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt shareholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt shareholder), and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt shareholder.

To the extent, however, that we are (or a part of us, or a disregarded subsidiary of ours) a TMP, or if we hold residual interests in a REMIC, a portion of the distributions paid to a tax-exempt shareholder that is allocable to excess inclusion income may be treated as UBTI. However, we do not currently own assets that produce excess inclusion income.

Tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code are subject to different UBTI rules, which generally require such shareholders to characterize distributions that we make as UBTI.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of its distributions as UBTI, if we are a “pension-held REIT.” We will be a pension-held REIT if either (1) one pension trust owns more than 25% of the value of our stock, or (2) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of our stock. Certain restrictions on ownership and transfer of our stock should generally prevent a tax-exempt entity from owning more than 10% of the value of our stock and should generally prevent us from becoming a pension-held REIT.

Tax-exempt shareholders are urged to consult their tax advisors regarding the federal, state, local and foreign income and other tax consequences of owning our stock.

Backup Withholding and Information Reporting

We will report to our domestic shareholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a domestic shareholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A domestic shareholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of a capital gain distribution to any domestic shareholder who fails to certify its non-foreign status.

We must report annually to the IRS and to each non-U.S. shareholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. shareholder resides under the provisions of an applicable income tax treaty. A non-U.S. shareholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of our common stock within the U.S. is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. shareholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. shareholder and specified conditions are met or an exemption is otherwise established. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. Changes to the federal tax laws and interpretations thereof could adversely affect an investment in our stock.

State, Local and Foreign Taxes

We and our subsidiaries and shareholders may be subject to state, local or foreign taxation in various jurisdictions including those in which we or they transact business, own property or reside. We may own real property assets located in numerous jurisdictions, and may be required to file tax returns in some or all of those jurisdictions. Our state, local or foreign tax treatment and that of our shareholders may not conform to the federal income tax treatment discussed above. We may own foreign real estate assets and pay foreign property taxes, and dispositions of foreign property or operations involving, or investments in, foreign real estate assets may give rise to foreign income or other tax liability in amounts that could be substantial. Any foreign taxes that we incur do not pass through to shareholders as a credit against their U.S. federal income tax liability. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our stock.

PLAN OF DISTRIBUTION

We may offer and sell these securities under this prospectus:

•	through underwriting syndicates represented by one or more managing underwriters;

•	to or through underwriters or dealers;

•	through agents; or

•	directly to one or more purchasers.

We may distribute the securities from time to time in one or more transactions at:

•	a fixed price;

•	market prices prevailing at the time of sale;

•	prices related to prevailing market prices; or

•	negotiated prices.

We will describe the name or names of any underwriters, dealers or agents and the purchase price of the securities in a prospectus supplement relating to the securities.

In connection with the sale of the securities, underwriters may receive compensation from us or from purchasers of the securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions they receive from us, and any profit on the resale of the securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. The prospectus supplement will identify any underwriter or agent and will describe any compensation they receive from us. The maximum underwriting compensation to be received by members of the Financial Industry Regulatory Authority, or FINRA, in connection with any offering of the securities registered hereunder will not exceed 8% of the gross offering proceeds of such offering.

Underwriters could make sales in privately negotiated transactions and/or any other method permitted by law, including sales deemed to be an “at-the-market” offering, sales made directly on the NYSE, the existing trading market for our common stock, or sales made to or through a market maker other than on an exchange. The name of any such underwriter or agent involved in the offer and sale of our securities, the amounts underwritten, and the nature of its obligations to take our securities will be described in the applicable prospectus supplement.

Unless otherwise specified in the prospectus supplement, each series of the securities will be a new issue with no established trading market, other than our common stock, which is currently listed on the NYSE. We currently intend to list any shares of common stock sold pursuant to this prospectus on the NYSE. We may elect to list any series of preferred stock, depositary shares or warrants on an exchange, but are not obligated to do so. It is possible that one or more underwriters may make a market in a series of the securities, but underwriters will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, we can give no assurance about the liquidity of the trading market for any of the securities.

Under agreements we may enter into, we may indemnify underwriters, dealers and agents who participate in the distribution of the securities against certain liabilities, including liabilities under the Securities Act, or contribute with respect to payments that the underwriters, dealers or agents may be required to make.

To facilitate the offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involve the sale by persons participating in the offering of more securities than we sold to them. In these circumstances, these persons would cover such over-allotments or short positions by making purchases in the open market or by exercising their over-allotment option, if any. In addition, these persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in the offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. These transactions may be discontinued at any time.

From time to time, we may engage in transactions with these underwriters, dealers and agents in the ordinary course of business.

If indicated in the prospectus supplement, we may authorize underwriters or other persons acting as our agents to solicit offers by institutions to purchase securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which we may make these delayed delivery contracts include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such delayed delivery contract will be subject to the condition that the purchase of the securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which the purchaser is subject. The underwriters and other agents will not have any responsibility with regard to the validity or performance of these delayed delivery contracts.

LEGAL MATTERS

Certain legal matters will be passed upon for us by DLA Piper LLP (US).

EXPERTS

The financial statements of Hatteras Financial Corp. appearing in Hatteras Financial Corp.’s Annual Report (Form 10-K) for the year ended December 31, 2008 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

6,500,000 Shares

Common Stock

PROSPECTUS    SUPPLEMENT

BofA Merrill Lynch

Keefe, Bruyette & Woods

Deutsche Bank Securities

JMP Securities

September 21, 2010